North America Structured Investments

J.P.Morgan

Range Accrual Notes Linked to a WTI Crude Oil Futures Contract due March 17, 2017

The following is a summary of the terms of the notes offered by the preliminary pricing supplement highlighted below.

Summary of Terms

Issuer: JPMorgan Chase & Co.

Min Denomination: $10,000.00

Underlying: WTI Crude Oil

Pricing Date: March 11, 2016

Valuation Dates: Each trading day from but excluding the Pricing Date to and including March 14, 2017.

Maturity Date: March 17, 2017

Payment at Maturity: At maturity you will receive a cash payment for each $1,000 principal amount note of $800 plus the Interest Payment, if any. *If the Accrual Provision is satisfied on fewer than 50% of the Valuation Dates, you will receive less than 100% of your principal amount at maturity, and you may lose up to 20% of your principal amount at maturity.*

Interest Payment: For each $1,000 principal amount note, the Interest Payment will be calculated as follows:

$1,000 × Interest Rate

If the Accrual Provision is not satisfied on each Valuation Date, the Interest Payment will be $0.00.

Interest Rate: The Interest Rate is calculated as follows:

Interest Rate = Interest Factor × (Variable Days / Actual Days),

where "Variable Days" is the actual number of Valuation Dates on which the Accrual Provision is satisfied, and "Actual Days" is the actual number of Valuation Dates.

The Interest Rate may be less than the Interest Factor. The Interest Rate will depend on the number of Valuation Dates on which the Accrual Provision is satisfied and may be zero.

Interest Factor: 40.00%

Accrual Provision: The Accrual Provision will be satisfied on each Valuation Date on which the Contract Price is (a) equal to or greater than the Lower Barrier Price and (b) equal to or less than the Upper Barrier Price. If the Contract Price on any Valuation Date is less than the Lower Barrier Price or greater than the Upper Barrier Price, the Accrual Provision will not be satisfied on that Valuation Date.

Lower Barrier Price: 75% of the Initial Contract Price

Upper Barrier Price: At least 113.55% of the Initial Contract Price. The actual Upper Barrier Price will be provided in the final pricing supplement and will not be less than 113.55% of the Initial Contract Price.

Initial Contract Price: The Contract Price on the Pricing Date

Contract Price: On any trading day, the official settlement price per barrel on the NYMEX of the first nearby month futures contract for WTI crude oil, stated in U.S. dollars, as made public by the NYMEX (Bloomberg symbol: "CL1" <Comdty>), provided that if such date falls on the last trading day of such futures contract (all pursuant to the rules of the NYMEX), then the second nearby month futures contract (Bloomberg symbol: "CL2" <Comdty>) on such trading day

CUSIP: 48125U3A8

Preliminary Pricing Supplement: http://www.sec.gov/Archives/edgar/data/19617/000095010316011712/dp64094_424b2-ficc18.htm

For more information about the estimated value of the notes, which likely will be lower than the price you paid for the notes, please see the hyperlink above.

Any payment on the notes is subject to the credit risk of JPMorgan Chase & Co. The hypothetical returns and hypothetical payments on the Notes shown above apply only at maturity. These hypotheticals do not reflect fees or expenses that would be associated with any sale in the secondary market. If these fees and expenses were included, the hypothetical returns and hypothetical payments shown above would likely be lower

Hypothetical Examples of Amount Payable at Maturity

Final Value	Index Return	Interest Payment	Total Payment at Maturity
250	40.00%	$400.00	$1,200.00
225	38.00%	$380.00	$1,160.00
200	32.00%	$320.00	$1,120.00
175	28.00%	$280.00	$1,080.00
150	24.00%	$240.00	$1,040.00
125	20.00%	$200.00	$1,000.00
100	16.00%	$160.00	$960.00
75	12.00%	$120.00	$920.00
50	8.00%	$80.00	$880.00
25	4.00%	$40.00	$840.00
0	0.00%	$0.00	$800.00

J.P. Morgan Structured Investments | 1 800 576 3529 | jpm_structured_investments@jpmorgan.com

North America Structured Investments

Range Accrual Note Linked to a WTI Oil Futures Contract due March 17, 2017

Selected Risks

• Your investment in the notes may result in a loss. The Notes do not guarantee any return of principal.

• The interest rate on the notes is limited by the interest factor.

• The notes may not pay more than 80% of the principal amount at maturity, subject to the credit risk of JPMorgan Chase & Co.

• The appreciation potential of the notes is limited, and you will not participate in any appreciation in the value of the commodity futures contract.

• The interest rate on the notes is based on an accrual provision linked to the contract price, which may result in an interest rate of zero.

• Any payment on the notes is subject to our credit risk. Therefore the value of the notes prior to maturity are subject to changes in the market’s view of our creditworthiness.

• No interest or dividend payments, voting rights, or ownership rights with the securities included in the Index.

• Commodity futures contracts are subject to uncertain legal and regulatory regimes, high and unpredictable price volatility, market disruptions and changes in margin requirements, all of which may adversely affect the value of the notes.

Selected Risks (continued)

• JPMS’s estimated value will be lower than the original issue price (price to public) of the notes.

• JPMS’ estimated value does not represent future values and may differ from others’ estimates.

• The notes’ value which may be reflected in customer account statements may be higher than JPMS’ then current estimated value.

• JPMS’ estimated value is not determined by reference to our credit spreads for our conventional fixed rate debt.

• Lack of liquidity: JPMorgan Securities, LLC, acting as agent for the Issuer (and who we refer to as JPMS), intends to offer to purchase the notes in the secondary market but is not required to do so. The price, if any, at which JPMS will be willing to purchase notes from you in the secondary market, if at all, may result in a significant loss of your principal.

• Potential conflicts: we and our affiliates play a variety of roles in connection with the issuance of notes, including acting as calculation agent, hedging our obligations under the notes and making the assumptions to determine the pricing of the notes and the estimated value of the notes when the terms of the notes are set. It is possible that such hedging or other trading activities of JPMorgan or its affiliates could result in substantial returns for JPMorgan and its affiliates while the value of the notes decline.

• The tax consequences of the notes may be uncertain. You should consult your tax adviser regarding the U.S. federal income tax consequences of an investment in the notes.

The risks identified above are not exhaustive. Please see “Risk Factors” in the applicable product supplement and “Selected Risk Considerations” to the applicable preliminary price supplement for additional information.

Additional Information SEC Legend: JPMorgan Chase & Co. has filed a registration statement (including a prospectus) with the SEC for any offering to which these materials relate. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, JPMorgan Chase & Co., any agent or any dealer participating in the this offering will arrange to send you the prospectus and the prospectus supplement as well as any product supplement and preliminary pricing supplement if you so request by calling toll-free 1-866-535-9248.

IRS Circular 230 Disclosure: JPMorgan Chase & Co. and its affiliates do not provide tax advice. Accordingly, any discussion of U.S. tax matters contained herein (including any attachments) is not intended or written to be used, and cannot be used, in connection with the promotion, marketing or recommendation by anyone unaffiliated with JPMorgan Chase & Co. of any of the matters address herein or for the purpose of avoiding U.S. tax-related penalties.

Investment suitability must be determined individually for each investor, and the financial instruments described herein may not be suitable for all investors. This information is not intended to provide and should not be relied upon as providing accounting, legal, regulatory or tax advice. Investors should consult with their own advisors as to these matters. This material is not a product of J.P. Morgan Research Departments. Free Writing Prospectus Filed Pursuant to Rule 433, Registration Statement No. 333-199966